Exhibit X

Annual News Conference 2013 ● Press Release

EIB to increase lending for growth and jobs in Europe

28 February 2013 - The European Investment Bank (EIB) gives an exceptional response for exceptional times in the on-going financial and economic crisis of the European Union. The EIB Group will significantly step up its lending activities for the 2013 to 2015 period to support the recovery of growth in Europe. The EU Bank will lend an additional EUR 60 billion over the next three years to promote sustainable growth and jobs, bringing annual lending volumes to EUR 65-70 billion.  This follows the Member States’ 2012 decision to increase the EIB’s paid-in capital by EUR 10 billion.  Werner Hoyer, EIB President commented: “Last year the EIB has delivered on changing its course fundamentally from a programmed cyclical to a countercyclical course. We are now prepared to deliver on boosting our lending activities by 40% per year from 2013-2015 and thus making an extraordinary effort in theses exceptional times for Europe. The EU Bank will be making a significant and tangible contribution to overcoming the current crisis.” It is expected that the additional EIB lending will initiate projects worth up to EUR 180 billion including private and public investments, focussing on innovation, SME´s access to finance, resource efficiency and strategic infrastructure. President Hoyer stated: “Investing in innovation and skills is crucial for Europe’s productivity and will help secure competitiveness and jobs in the future.”

During 2012, the EIB signed EUR 52.2 billion of new loans in over 60 countries. EUR 44.8 billion were provided for projects within the European Union and EUR 7.4 billion outside. In response to the tough economic challenges facing certain EU countries, the EIB provided targeted support for key growth and employment drivers, in particular SMEs. Support for small and medium-sized enterprises reached EUR 13 billion.  More than 200.000 SMEs received direct or indirect support through the EIB Group’s activity in 2012. The European Investment Fund (EIF), the EIB Group’s specialist arm which provides risk financing to the benefit of SMEs, achieved a record volume of equity commitments of EUR 1.4 billion which catalysed over EUR 7 billion from further investors.  “In 2013, the EIB Group will strive to expand its support for SMEs in Europe even further and to broaden the range of its distribution channels and products”, said President Hoyer.

The Bank also gave specific support to countries and regions facing limited access to capital markets by leveraging existing resources such as structural funds, whilst enhancing its advisory activity. “The blending and advising capacity enabled us to remain active in countries where other investors have already left the markets or are heavily reducing their business”, said President Hoyer, emphasising that: “The EIB is the bank for all 27 – soon to be 28 - EU member states.”

Lending outside the EU underpins the EIB’s support for the EU’s external priorities via long-term investments in close cooperation with the European External Action Service (EEAS) and the Commission, as well as other financial institutions.  The EIB focusses on local private sector development, social and economic infrastructure and climate change mitigation and supports foreign direct investment. President Hoyer commented: “With its large network of corporate clients in Europe, the EIB effectively supports the internationalization of the EU economy to foster productivity, growth and jobs. Through its extensive sector expertise the EIB brings substantial benefits to the partner country and the EU at the same time.”

The EIB maintained excellent credit standing throughout 2012 benefiting in particular from a prudent lending policy and sound risk management. Total assets at year-end 2012 reached EUR 508 billion, making the EIB the largest multi-lateral financier.  The EIB´s capital adequacy ratio remained robust at 23.1%. Amid volatile market conditions, the Bank raised EUR 71.3 billion on the international capital markets, including some pre-funding for the current year. President Hoyer stated: “The Bank will continue to pay strong attention to the quality of its balance sheet. The quality of our loan book and our conservative risk management are vital for the bank and its investors.”

Notes for the editor:

The European Investment Bank Group consists of the European Investment Bank (EIB) and the European Investment Fund (EIF). The EIB is the long-term lending institution of the European Union owned by its Member States. It makes long-term finance available for sound investment in order to contribute towards EU policy goals. The EIF is the Group’s specialist provider of risk finance to benefit small and medium-sized enterprises across Europe. It`s shareholders are the EIB, the European Commission and a wide range of public and private financial institutions. In 2012, the EIF made a record volume of equity commitments of EUR 1.4 billion which catalysed over EUR 7 billion from further investors; it also committed EUR 1.2 billion into guarantees and securitisation transactions, stimulating new loan portfolios for SMEs worth EUR 5.2 billion.

Additional information disclosed on the occasion of the EIB press conference on 28 February 2013

Own funds amounted to EUR 55.2 billion at the end of 2012, while total subscribed capital reached EUR 242.4 billion, after taking account of the EUR 10 billion capital increase (booked as a receivable).  It is currently expected that over 90% of the capital increase will be paid in by 31 March 2013.

Loan disbursements totalled EUR 51 billion in 2012, bringing a net increase in the stock of disbursed loans at year end of around 4.5% to EUR 413 billion.

The quality of the Bank’s assets continued to be high, with impaired loans representing less than 0.3% of the total loan portfolio at end 2012.

Net profit increased to EUR 2.7 billion (EUR 2.5 billion before exceptional items), from EUR 2.3 billion in the previous year.

Treasury assets remained robust and increased to EUR 65 billion, representing 64.6% of projected 2014 net cash outflows.  A summary of key figures is presented below:

European Investment Bank
Activity in 2012
Projects approved	62 079
European Union	53 822
Partner countries	8 257

Signatures	52 159
European Union	44 749
Partner countries	7 410

Disbursements	51 055
European Union	44 482
Partner countries	6 573

Resources raised (before swaps)	71 309
Core currencies (EUR, GBP, USD)	66 442
Other currencies	4 867

Note: End 2012 figures provided above are unaudited and therefore provisional.